Exhibit 99.1

Borr Drilling Limited - Invitation to webcast and conference call Q2 2022 results

Borr Drilling Limited (NYSE and OSE: BORR) plans to release its financial results for the second quarter 2022 before market open on Tuesday, August 9, 2022.

A conference call and webcast is scheduled for Tuesday, August 9, 2022 at 15:00 CET (9:00 AM New York Time) and participants are encouraged to dial in 10 minutes before the start of the call.  The earnings report and presentation will be available from the Investor Relations section on www.borrdrilling.com.

In order to listen to the presentation, you may do one of the following:

a)	Webcast

To pre-register for this call, please go to the following link:

https://www.netroadshow.com/events/login?show=3a96fbc8&confId=40112

You will receive your access details via email.

b)	Conference Call

Dial in details, Participants:

Conference ID: 065033
United Kingdom           020 3936 2999
United States               1 646 664 1960
All other locations        +44 20 3936 2999

Participants will be asked for their full name & Conference ID.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

Replay Stream:
When the call is complete, participants can stream the replay of the call by clicking this link: https://www.netroadshow.com/events/login?show=3a96fbc8&confId=40112. Participants who have already registered for the call will be navigated directly to the streaming replay player. All other participants will be required to register prior to accessing the replay.

Replay Expiration Date: Tuesday, September 06, 2022 11:59 PM BST